November 24, 1998



Board of Directors of
Tera Computer Company

Dear Sirs:

     I have supervised the corporate proceedings relative to the issuance of 600,000 shares (the "Shares") of common stock,$.01 par value (the "Common Stock"), and warrants to purchase 121,008 shares of common stock (the "Warrants"), of Tera Computer Company, a Washington corporation (the "Company"), and of the authorization of shares of Common Stock issuable upon exercise of the Warrants and upon certain adjustments ("Adjustment Shares") as set forth in
Section 3 of the Subscription Agreement, dated September 30, 1998, between the Company and Advantage Fund II Ltd. and Koch Industries, Inc.

     I also am familiar with the corporate proceedings relative to the incorporation of the Company and to its present corporate status. Based upon the foregoing and having regard for such legal considerations as I have deemed relevant, I am of the opinion that:

     1. The Company is a corporation duly incorporated and validly existing under the laws of the State of Washington, with full corporate power to issue the Shares and the Warrants, and to issue the Common Stock reserved for issuance upon exercise of the Warrants and as Adjustment Shares.

     2. The Shares have been duly authorized by appropriate corporate action and are validly issued, fully paid, and nonassessable.

     3. The shares of Common Stock issuable upon exercise of the Warrants and as Adjustment Shares have been duly authorized and reserved for such purpose by appropriate corporate action. The shares of Common Stock issuable upon exercise of the Warrants will be validly issued, fully paid, and nonassessable upon such exercise.

                                       Very truly yours,

                                       /s/ KENNETH W. JOHNSON

                                       Kenneth W. Johnson, Esq.
                                       Vice President - Finance
                                       and General Counsel